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                     (CORNERSTONE BRANDS, INC. LETTERHEAD)


July 8, 1999

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Cornerstone Brands, Inc.
     Registration Statement on Form S-1 (File No. 333-62235)
     (the "Registration Statement")
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Ladies and Gentlemen:

Cornerstone Brands, Inc. (the "Company") hereby requests, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date withdrawal is granted be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (207) 780-6585 or Patrick J. Rondeau, Esq. at (617) 526-6670.

Sincerely,

/s/ William T. End

William T. End
Chief Executive Officer